King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521 www.kslaw.com

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5133 ktownsend@kslaw.com

September 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Jennifer Hardy
Branch Chief

Re:	Zep Inc.
Form 10
Filed July 31, 2007
File No. 1-33633

Ladies and Gentlemen:

On behalf of Zep Inc.* (“Zep”), we are delivering with this letter for filing under the Securities Exchange Act of 1934, as amended, the following:

•	Amendment No. 1 (the “First Amendment”) to the Form 10 (File No. 1-33633) (the “Form 10”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the First Amendment, without exhibits, marked to show changes from the Form 10 filed with the SEC on July 31, 2007.

As discussed with Brigitte Lippman and Ernest Greene, Zep is targeting an effective date for the Form 10 some time during the week of October 8, 2007 in anticipation of an October 31, 2007 spin-off. We appreciate the Staff’s cooperation in working with us to complete the review process on that timetable.

Zep has received the Staff’s comments relating to the Form 10 contained in the Staff’s letter of August 28, 2007. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Zep’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the First Amendment.

*	The registrant was formerly named Acuity SpinCo., Inc. Effective as of September 12, 2007, the registrant changed its name to Zep Inc.

Securities and Exchange Commission

September 12, 2007

Information Statement

General

Staff’s Comment 1: Please tell us whether you intend to register any securities issued in connection with the spin-off under the Securities Act. We note from your press releases that Wachovia Securities is serving as financial advisor to Acuity Brands in the transaction and that SpinCo management intends to conduct a roadshow in the fall prior to the distribution date.

Response: The overall transaction, which includes Zep’s assumption or refinancing of approximately $75.0 million in debt, $62.5 million of which will be distributed to Acuity Brands, Inc. (“Acuity Brands”) in connection with the spin-off, does not require registration under the Securities Act of 1933, as amended (the “Securities Act”), because the distribution of the common stock of Zep by Acuity Brands to its stockholders does not involve a sale under the Securities Act. The answer to question four in Staff Legal Bulletin No. 4 (“SLB No. 4”) states that the subsidiary does not have to register a spin-off under the Securities Act when the five conditions listed are met. Zep meets each of the five conditions in the following manner and, therefore, is not required to register the spin-off:

•	the parent (i.e., Acuity Brands) stockholders are not providing consideration for the spun-off shares;

•	the spin-off is pro rata to Acuity Brands stockholders;

•	Acuity Brands is providing adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets;

•	Acuity Brands has a valid business purpose for the spin-off; and

•	Acuity Brands is spinning off securities of a subsidiary formed by Acuity Brands, and the spin-off satisfies the conditions listed above.

As part of the spin-off, Zep is acquiring assets from Acuity Brands and is incurring indebtedness to third parties in order to capitalize Zep in a manner believed to be appropriate for its industry and consistent with its expected capacity to generate cash flow. Such financing does not in any way constitute consideration provided by Acuity Brands stockholders.

Wachovia Securities is serving as financial advisor to Acuity Brands in connection with the spin-off and Zep management intends to conduct a roadshow prior to the distribution date in anticipation of Zep stock being publicly traded and not in connection with a sale of securities.

Staff’s Comment 2: Please include an Interests of Certain Persons in the forepart of the document if any executive officers or directors will receive any benefits or remuneration not received by other shareholders in connection with the spin-off. See Item 3 of Schedule 14C.

Response: Zep has added a new question in “Questions and Answers about Zep and the Spin-off” entitled “Will Zep executives, directors and employees be treated differently than other stockholders in the spin-off?” on page 10 and a new section with the heading “Interests of Certain Persons” on page 39 in response to the Staff’s comment.

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Staff’s Comment 3: Please clarify throughout the filing whether the receipt of the IRS letter ruling to the effect that the spin-off will be tax-free to stockholders is a condition to the spin-off or whether you intend to consummate the spin-off even if you do not receive this ruling. For example, on page F-7 you state that a favorable tax ruling is a condition to the transaction; however, on page 18 you state that an unfavorable ruling would result in a substantial corporate tax liability. In addition, revise your filing to state that you will receive a tax opinion from counsel, such as on pages 10 and 33. File copies of these tax documents as exhibits to your amended Form 10. See Item 601(b)(8) of Regulation S-K.

Response: The receipt of an IRS letter ruling is anticipated prior to the effective date of the Form 10 and prior to the completion of the spin-off. In addition, Zep will receive a tax opinion from us prior to the completion of the spin-off. Zep has revised the disclosure in the cover letter from Mr. Nagel to the stockholders, the cover page of the information statement, in “Questions and Answers about Zep and the Spin-off” on page 7, in “Risk Factors” on page 20 and in “United States Federal Income Tax Consequences of the Spin-off” on pages 36-38 to reflect the receipt of the private letter ruling and an opinion from us prior to the spin-off. In addition, Zep has revised the disclosure in “Note 1: Distribution, Description of Business and Basis of Presentation” on page F-7 to omit the reference to the receipt of an IRS letter ruling as a condition to the transaction. Please note that Zep does not intend to file a form of our opinion or the IRS letter ruling as Exhibit 8.1 to Amendment No. 1, as we believe Item 601 of Regulation S-K does not require the filing of these materials for registration statements on Form 10. See Item 601(a)(3) of Regulation S-K and the reference to Item 8, “Opinion re: tax matters” in the Exhibit Table included within Item 601 of Regulation S-K.

Staff’s Comment 4: Please clarify in the filing whether all the conditions in the distribution agreement will have occurred prior to sending the information statement, such as receipt of the IRS ruling and final approval by Acuity Brands’ board of directors.

Response: Zep and Acuity Brands will not execute the distribution agreement until the distribution date. Furthermore, the distribution agreement will not contain any conditions to effecting the distribution. The text on page F-7 has been revised to avoid creating the implication that the distribution agreement contains conditions to which the distribution is subject. The IRS ruling is not a condition to the distribution as it will be received prior to the effective date of the Form 10 and the completion of the spin-off.

Questions and Answers about Zep and the Spin-off, page 7

Staff’s Comment 5: Please disclose why no shareholder vote is required for the spin-off.

Response: In response to the Staff’s comment, Zep has added a new question entitled “Is stockholder approval required for the spin-off?” on page 8. The spin-off of Zep will be accomplished by Acuity Brands, a Delaware corporation, distributing as a dividend all of the shares of Zep common stock to the stockholders of Acuity Brands. Under Section 170 of the Delaware General Corporate Law (the “DGCL”), directors of a Delaware corporation may declare and pay dividends out of funds legally available therefore, i.e. out of surplus, or if the corporation has no surplus, out of net profits for the current or preceding fiscal year. Under DGCL Section 173, dividends may be paid in cash, in property or in shares of the stock of the

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corporation paying the dividend. Consistent with this authority, the dividend of the shares of Zep in the spin-off will be approved by Acuity Brand’s board of directors pursuant to its statutory authority to declare and pay dividends found in DGCL Section 170.

Staff’s Comment 6: Please briefly describe the material terms of the distribution agreement.

Response: In response to the Staff’s comment, Zep has added a new question “What are the material terms of the Distribution Agreement?” on page 11 and has revised the disclosure under “Relationship between Acuity Brands and Us Following the Spin-off – Distribution Agreement” on page 40.

Staff’s Comment 7: Please quantify the costs of the transaction, including material restructuring charges and costs to operate as a standalone company.

Response: In response to the Staff’s comment, Zep has added a new question “What types of costs should Zep be expected to incur as a result of this transaction?” on page 11.

Summary Financial Data, page 15

Staff’s Comment 8: Please disclose pro forma earnings per share for the most recent year and interim period giving effect to the spin-off shares. Please also disclose separately by type of security anti-dilutive shares not included in the calculation of diluted earnings per share. Please also provide similar disclosure on page 43 of the filing.

Response: Zep has revised the disclosure under the headings “Summary – Summary Financial Data” on page 15 and “Selected Financial Data” on page 50 in response to the Staff’s comment. The revised disclosures are silent as to the quantity of anti-dilutive shares excluded from the calculation of diluted earnings per share as the number of such shares is immaterial. More specifically, less than 150,000 anti-dilutive shares are included in Acuity Brands award programs, and those shares are primarily attributable to an individual that is expected to continue service with the parent company subsequent to the spin date.

Cautionary Statement Regarding Forward-Looking Statements, page 19

Staff’s Comment 9: Section 21E(a)(1) of the Exchange Act expressly states that the safe harbor for forward-looking statements only applies to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d). Please revise accordingly.

Response: The lead paragraphs in “Cautionary Statement Regarding Forward-Looking Statements” on page 19 and “Risk Factors” on page 20 have been revised in response to the Staff’s comment.

Risk Factors, page 20

Staff’s Comment 10: Please provide the information investors need to assess the magnitude of the risk. For example, quantify:

•	the costs of operating as a stand alone company on page 17,

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•	the potential corporate tax payable by Acuity Brands if the spin-off fails to qualify for tax-free treatment on page 18,

•	the potential cost of terminating the services agreement with Acuity Brands on page 19, and

•	your debt service obligations and the funds that are available to satisfy your debt payments on page 26.

Response: Zep has revised the disclosure under the following risk factors in response to the Staff’s comment:

•	“Historical financial information may be of limited relevance.” (page 20)

•	“We may develop unexpected legal contingencies or lose insurance coverage.” (page 24)

•	“As part of the spin-off from Acuity Brands, we will incur indebtedness, which will subject us to various restrictions that could limit our operating flexibility” (page 29)

Zep has not revised the risk factor entitled “Failure of the distribution to qualify as a tax-free transaction could result in substantial liability.” Zep believes it is not appropriate to quantify the risk because the corporate-level tax imposed on Acuity Brands would depend on a number of factors, including the fair market value of the Zep stock on the date of the spin-off. Until when-issued trading begins and the spin-off actually occurs, Zep will not know what that fair market value will be. In addition, Zep has deleted the risk factor entitled “We may incur increased expenses if the transition services agreement with Acuity Brands is terminated” because Zep does not believe the termination of the agreement would result in any material increase in operating expenses for Zep or Acuity Brands following the spin-off if either party were required to obtain any services covered under the agreement from a third party.

The Spin-off, page 31

Staff’s Comment 11: Please describe the background for the spin-off. For example, please identify the outside advisors to the company, such as Wachovia Securities, and the material business, legal and financial issues considered. See Items 1005(b) and 1011(a)(1) of Regulation M-A.

Response: Zep has added a section with the sub-heading “Background of the Spin-off” under the heading “The Spin-Off” on page 31 in response to the Staff’s comment.

Relationship between Acuity Brands and Us Following the Spin-off, page 40

Staff’s Comment 12: Please describe the material terms of each transaction agreement in greater detail.

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Response: Zep has revised the disclosure under the heading “Relationship between Acuity Brands and Us Following the Spin-off” on pages 40-45 in response to the Staff’s comment.

Capitalization, page 47

Staff’s Comment 13: Please revise the common stock and paid in capital line item to show the components in each category after distribution. Please also disclose the number of common shares authorized, issued and outstanding on a pro forma basis in the capitalization table. On page 11 and page 39, you indicate that you will distribute amounts to Acuity Brands in connection with the spin-off. Please disclose and tell us how this distribution is reflected in the capitalization table. Please revise your capitalization table accordingly.

Response: Zep has revised the disclosure under the heading “Capitalization” on page 47 in response to the Staff’s comment. The revised disclosures are silent as to the quantity of anti-dilutive shares excluded from the calculation of diluted earnings per share as the number of such shares is immaterial. More specifically, less than 150,000 anti-dilutive shares are included in Acuity Brands award programs, and those shares are primarily attributable to an individual that is expected to continue service with the parent company subsequent to the spin date.

Pro Forma Financial Information, page 49

Staff’s Comment 14: On page F-16, you indicate that as part of the distribution agreement, SpinCo expects to assume or otherwise refinance $75 million in debt. You also indicate that assumptions regarding debt issuances are based on SpinCo’s anticipated financial condition at the time of the spin-off. Given that the terms of the refinancing of the $75 million assumed by SpinCo may be different than current terms included in your historical financial statements, please tell why you do not anticipate having a pro forma statement of operations adjustment related to interest expense on your new refinancing agreements under these circumstances.

Response: The debt and related interest expense reflected in Zep’s historical financial statements were made primarily under three financing instruments utilized during the related periods. Each of those instruments are variable short-term interest rate based arrangements and include a (1) revolving credit facility; (2) a receivables securitization facility; and (3) a tax-exempt industrial revenue bond. Prior to the distribution date, Zep will enter into a new revolving credit facility and a new receivables securitization facility, and both will carry similar terms and conditions as the instruments that served as the basis for the presentation of debt and related interest in the historical financial statements. Additionally, Zep will continue to be responsible for the tax-exempt industrial bond whose interest rates will continue to reset weekly after the assumption is consummated.

Market conditions prevalent at the time of the distribution will dictate the extent to which Zep’s facilities will be used to ensure that borrowings are executed in a cost efficient manner on the distribution date. Therefore, Zep’s utilization of its revolving credit facility and receivables securitization facility (or a combination thereof) may or may not precisely resemble Acuity Brands’ historical usage of similarly structured instruments. Interest amounts may vary because (1) the floating interest rates on the facilities and (2) the combination of borrowings under the

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facilities may be different on the distribution date than during the periods presented in Zep’s historical financial statements. However, given that the terms of the new facilities both will carry similar terms and conditions as the instruments that served as the basis for the presentation of debt and related interest in the historical financial statements, Zep believes that interest expense recorded in Zep’s historical financial statements would not differ materially giving effect to the spin-off as if it had occurred on September 1, 2005, September 1, 2006 or as of May 31, 2007. Accordingly, Zep does not anticipate a pro forma statement of operations adjustment is necessary to properly reflect interest generated under its new financing agreements.

Staff’s Comment 15: Please tell us what consideration you gave to the impact of your tax disaffiliation agreements, transition services agreement, long-term incentive plans, deferred savings plans and other employment benefit plans on your pro forma results of operations. Please also tell us what consideration you gave to the impact of employee options on earnings per share of SpinCo after the conversion of Acuity Brands stock options to SpinCo stock options at the time of distribution.

Response: Zep management considered each of the agreements as described below.

Transition Agreements

Management does not believe that Zep’s historical financial statements included within the information statement would have differed materially if it gave effect to the spin-off as if it had occurred on September 1, 2005, September 1, 2006 or as of May 31, 2007 because of the provisions afforded under the distribution related agreements entered into between Acuity Brands and Zep. Zep has historically operated fairly autonomously with its own Information and Management Systems, manufacturing and distribution facilities, and administrative offices. Therefore, there are few significant functions covered by these agreements, and they are largely designed to assist in a short transition of certain functions that have historically been administered centrally to achieve economies of scale and for which costs have been individually charged back to each operating unit. For example, the transition services agreement provides for a temporary continuation of certain services, contracts, or other functions. The cost of most of the items addressed under the transition services agreement, including but not limited to employee benefits and risk management, have historically been charged to the business units and Zep will continue to be subject to these “push-down” charges under the agreement. The remaining services or functions that are addressed in this agreement that were not traditionally pushed down to the business units by the corporate office, consist largely of exchanging information or assisting in transitioning functions and will be billed to Zep at what both Zep and Acuity Brands consider an arm’s-length rate. Also, Zep’s historical financial statements reflect its tax provision on the “separate return basis” defined by paragraph 40 of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under the tax disaffiliation agreement, at the time of distribution, certain tax related liabilities generated by Zep prior to the spin-off and during the time that Zep’s cash flow is subject to a centralized cash management function administered by its parent company will remain as obligations of Acuity Brands. However, management has reviewed these provisions of the tax disaffiliation agreement and does not believe its application would have had any impact on Zep’s combined statements of operations during the historical periods presented in the information statement. Management believes that only an immaterial balance sheet reclassification affecting certain liability and deferred tax balances would be required had Zep’s historical financial statements been affected by earlier application of this agreement.

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Long-term incentive programs

Compensation expense generated through the administration of Acuity Brands’ long-term incentive programs (“LTIP”) was primarily allocated to the historical financial statements of Zep on a specific identification basis. That is, compensation expense driven by award holders that were employed by Acuity Brands’ chemical business during the historical periods presented within the information statement was identified through a detailed review process and assigned to Zep’s combined financial statements during those periods in accordance with the results of that specific review. Additionally, LTIP related compensation expense generated by members of Acuity Brands’ corporate office executives and key employees was allocated to Zep during the periods presented in the historical financial statements based upon the same proportional allocation methodology used to allocate corporate office salaries to Zep. That allocation percentage was derived largely through a review of Zep’s contribution to the consolidated entities’ overall employee base, which is consistent with the findings of a more detailed analysis conducted to determine the degree to which corporate personnel man-hours are divided between issues affecting either the lighting or the chemical businesses of the consolidated parent company. Given that both LTIP related expense attributable to Zep’s employees during the periods presented in the historical financial statements was allocated to Zep on a specific identification basis and a reasonable approximation of those costs generated by corporate headquarter officers and key personnel was also allocated during those periods, Zep management does not believe that a material adjustment to Zep’s statements of operations would be necessary to address any differences that might have resulted in those periods had Zep separated from its parent company at any time during the periods presented therein.

Deferred Compensation and Other Benefit Programs

Acuity Brands maintains seven qualified defined benefit programs and five non-qualified executive deferred compensation programs that benefit certain members of senior management. None of the seven qualified defined benefit programs maintained by Acuity Brands were utilized by chemical business employees during the periods presented in the information statement as only employees of the lighting business have been eligible for participation in those programs. A review of each of the non-qualified programs was conducted and management determined that only costs and other related balances pertaining to the Supplemental Deferred Savings Plan should be allocated to Zep’s combined historical financial statements. The Supplemental Deferred Savings Plan is Acuity Brands’ largest and most widely participated-in deferred compensation program. Liabilities and costs associated with this plan during the historical periods presented in the information statement were allocated to Zep based upon a specific review identifying those chemical business employees that participated in the plan during the periods presented.

Zep Earnings Per Share Calculation

In response to Staff comment 8 we have amended the information statement to include Zep’s pro forma earnings per share. Our amended disclosures are inclusive of statements that set forth a detailed explanation of the computation of Zep’s pro forma per share earnings, which were derived through the application of the conversion ratio spoken to in our information statement. Our response to comment 8 addresses both dilutive and anti-dilutive Acuity Brands stock options subject to conversion at the time of the distribution. As disclosed within the information statement, the employee benefits agreement provides that at the time of the spin-off Acuity Brands stock options held by Zep’s current employees (but not former employees) will generally be converted to, and replaced by Zep stock options in accordance with a conversion ratio. Neither the intrinsic value of converted options nor those options’ fair value will be affected by

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the conversion process, and Zep does not expect to record incremental compensation expense as a result of these equity award conversions. As such we do not believe that pro forma share-based compensation expense would differ from that presented within Zep’s historical combined financial statements and related footnotes. Please refer to the response to comment 8 for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Liquidity and Capital Resources, page 55

Contractual Obligations, page 56

Staff’s Comment 16: You indicate that the cash outlay required to service interest incurred on your long-term debt is not known at this time, since it is dependent upon your future performance and liquidity needs. Please revise your table of contractual cash obligations to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Response: Zep has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations” on page 56 in response to the Staff’s comments.

Management, page 83

Staff’s Comment 17: Please update your disclosure for the most recent completed fiscal year and add all the disclosure required by Items 402 and 404(b) of Regulation S-K, including Compensation Discussion & Analysis. In addition, we note that you are using the old compensation table. For guidance, you may wish to refer to our update on executive compensation, which is available in the Division of Corporation Finance’s section under “SEC Divisions” on the Commission’s website at http://www.sec.gov. We direct your attention particularly to Section 1.01 of the interpretive responses regarding particular situations.

Response: Zep has revised the disclosure under “Management,” “Compensation Discussion and Analysis” and “Executive Compensation” beginning on page 83 in response to the Staff’s comment. In particular, Zep has revised all executive compensation disclosure to include information for the most recent completed fiscal year and has added all disclosure required by Items 402 and 404(b) of Regulation S-K, including Compensation Discussion and Analysis.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Staff’s Comment 18: Your auditor’s report indicates that its audits also included the financial statement schedule listed in the Index at Item 15(a). However, there is no financial

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statement schedule listed in the Index at Item 15(a). Please list the schedule in Item 15(a) accordingly.

Response: Zep has revised the Form 10 such that the reference in Item 15(a) to the information under the section “Index to Combined Financial Statements” beginning on page F-1 includes “Schedule II Valuation and Qualifying Accounts.”

Combined Statement of Parent’s Equity and Comprehensive Income, page F-6

Staff’s Comment 19: Please disclose in a footnote the facts and circumstances surrounding the equity adjustments for deferred compensation plan amendments in the year ended August 31, 2006 and the nine months ended May 31, 2007. If you have defined benefit plans, please also provide your 132(R) disclosures, as applicable.

Response: Zep has revised the disclosure in “Note 6: Share Based Payments – Share Units” on page F-21 in response to the Staff’s comment regarding equity adjustments. Please be advised that while Zep’s fiscal year 2006 historical financial statements properly reflect the reclassifying adjustment made necessary by the June 29, 2006 deferred compensation plan amendment, a similar and duplicative adjustment was erroneously presented within Zep’s May 31, 2007 interim financial statements included within its previously filed information statement. Zep has revised the May 31, 2007 interim Combined Statements of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income provided within the amended information statement to correct this error.

Please also be advised that neither current employees of Acuity Specialty Products nor future employees of Zep are eligible to participate in Acuity Brands defined benefit plans. Further, any Acuity Brands non-qualified supplemental benefit programs and related liabilities otherwise subject to the reporting requirements of No. SFAS 132(R) will continue to be administered by Acuity Brands subsequent to the distribution date.

Note 1: Distribution, Description of Business and Basis of Presentation, page F-7

Basis of Presentation, page F-7

Staff’s Comment 20: You indicate that certain Acuity Brands corporate assets and liabilities and expenses have been allocated utilizing such factors as revenues, number of employees and other relevant factors. Please specifically disclose which types of expenses were allocated using each factor. See Question 2 of SAB Topic 1.B.1.

Response: Zep has revised the disclosure in “Note 1: Distribution, Description of Business and Basis of Presentation” on page F-7 in response to the Staff’s comment.

Note 2: Summary of Significant Accounting Policies, page F-8

General

Staff’s Comment 21: Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling, distribution and administrative expense line item. In doing so, please also disclose whether you include

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inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, distribution and administrative expense.

Response: In preparing Zep’s financial statements and related footnotes, management considered Zep’s significant accounting policies in accordance with the requirements of Accounting Principles Board Opinion No. 22, Disclosure of Accounting Policies (“APB No. 22”) as well as other authoritative literature. Zep has disclosed all significant accounting policies necessary to enable a user of Zep financial data to make meaningful comparisons between Zep’s operating results and those of Zep’s competitors and other industry participants and registrants.

Cost of products sold includes the cost normally incurred in acquiring and producing inventory for sale, including inbound freight charges, purchasing and receiving costs and inspection costs. Specifically, Zep does not believe that its financial statements reflect any principles or methods that have been selected from acceptable alternatives, methods that are peculiar to its industry, or any unusual or innovative applications of generally accepted accounting principles as they relate to cost of products sold. As Zep believes these policies are pervasive, ordinary and customary in the industry, it does not believe separate disclosure relative to this policy would meaningfully enhance a reader’s understanding or the usefulness of the financial or other information included in the information statement.

The only costs spoken to in the Staff’s comment that are not captured within Zep’s costs of products sold is an immaterial portion of intracompany freight, and Zep does not believe that the treatment of such costs represents a departure from widely observed practice based on management’s industry knowledge. Zep’s internal control framework will continue to include controls specifically designed to ensure that its policies and practices are monitored going forward in light of relevant statements made by competitors as well as emerging accounting literature to ensure that any additional disclosure needed to maintain the standard of comparability that it believes has been attained in the information statement are made in a timely and sufficiently detailed manner.

Revenue Recognition, page F-8

Staff’s Comment 22: You indicate that provisions for certain rebates, sales incentives, product returns and discounts to customers are recorded as an offset to revenue in the same period the related revenue is recorded. Please tell us whether all forms of consideration given to customers (or resellers) are treated as a reduction of revenues. If not, please disclose the

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circumstances when they are treated as an expense, along with the related amounts included in each expense line item for each period presented. See EITF 01-9.

Response: Zep has revised its disclosure in “Note 2: Summary of Significant Accounting Policies – Revenue Recognition” on page F-8 in response to the Staff’s comment.

Research and Development page F-12

Advertising, page F-12

Staff’s Comment 23: Please disclose the statement of operations line item(s) that research and development and advertising costs are included in.

Response: Zep has revised its disclosure in “Note 2: Summary of Significant Accounting Policies – Research and Development” and “– Advertising” on page F-12 in response to the Staff’s comment.

Interest Expense, Net, page F-12

Staff’s Comment 24: Please tell us why you are including interest on obligations in connection with non-qualified retirement plans outside of operating profit. Please cite the accounting literature used to support your conclusion.

Response: Interest on obligations does not include amounts earned in connection with Zep’s non-qualified retirement plans. Accordingly, Zep has revised the disclosure in “Note 2: Summary of Significant Accounting Policies – Interest Expense, Net” on page F-12 in response to the Staff’s comment.

Note 4: Long-Term Debt and Lines of Credit, page F-16

Receivable Facility/Revolving Credit Facility, page F-16

Staff’s Comment 25: Please disclose the significant terms of your receivable facility and your revolving credit facility.

Response: Zep has revised the disclosure in “Note 4: Long-Term Debt and Lines of Credit” on page F-16 in response to the Staff’s comment. In addition, Zep has made corresponding revisions to the disclosure under “Financing Arrangements” on page 46 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 54-72.

Note 7: Commitments and Contingencies, page F-21

Self-Insurance, page F-21

Staff’s Comment 26: Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers’ compensation, comprehensive general liability and auto liability. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

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Response: Zep has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Self-Insurance” on pages 69 and “Note 7: Commitments and Contingencies – Self-Insurance” on page F-21 in response to the Staff’s comment. In addition, Zep has made corresponding revisions under the risk factor entitled “We may develop unexpected legal contingencies or lose insurance coverage” on page 24.

Note 10: Quarterly Financial Data, page F-26

Staff’s Comment 27: You had a significant increase in sales from the second quarter of 2006 to the third and fourth quarters of 2006. However, you do not discuss this trend in your MD&A. Please discuss the underlying reasons or implications for this significant increase and the significant third and fourth quarter sales. Please also discuss whether this development is temporary or expected to continue. If your significant third and fourth quarter sales are considered to be seasonal, please disclose this fact in your MD&A.

Response: Zep has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fiscal 2006 Compared with Fiscal 2005 – Net Sales” on page 60 and “– Fiscal 2005 Compared with Fiscal 2004 – Net Sales” on page 63 in response to the Staff’s comment.

* * * * *

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In addition, we have provided under separate cover a written statement acknowledging the representations that you requested.

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at (404) 572-3517 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ Keith M. Townsend
Keith M. Townsend

cc:	Mr. Ernest Greene
Mr. Rufus Decker
Ms. Brigitte Lippman
United States Securities and Exchange Commission

Mr. John K. Morgan
Mr. Mark R. Bachmann
Mr. C. Francis Whitaker, III
Zep Inc.

Zep Inc.

4401 Northside Parkway

Suite 700

Atlanta, Georgia 30327-3093

September 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Jennifer Hardy
Branch Chief

Re:	Zep Inc.
Form 10
Filed July 31, 2007
File No. 1-33633

Ladies and Gentlemen:

Pursuant to the letter of Ms. Jennifer Hardy, Branch Chief, dated August 28, 2007, Zep Inc.* (“Zep”) hereby acknowledges the following:

•	Zep is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Zep may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, please do not hesitate to contact the undersigned directly at (404) 352-1680 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ C. Francis Whitaker, III
C. Francis Whitaker, III

cc:	Mr. Ernest Greene Mr. Rufus Decker Ms. Brigitte Lippman United States Securities and Exchange Commission Mr. John K. Morgan Mr. Mark R. Bachmann Zep Inc. Mr. Keith M. Townsend King & Spalding LLP

*	The registrant was formerly named Acuity SpinCo, Inc. Effective as of September 12, 2007, the registrant changed its name to Zep Inc.